Exhibit 99.2

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower
No.1 Chang An Street, Dong Cheng District
Beijing, PRC 100006

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Puhui Wealth Investment Management Co., Ltd. (the “Company,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Company’s headquarters, located at Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower, No.1 Chang An Street, Dong Cheng District, Beijing, People’s Republic of China, 100006 on December 30, 2021, at 10:00 A.M. Beijing Time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting, you may vote by ballot at the meeting and your proxy will be deemed to be revoked.

VOTING SECURITIES

Holders of the Company’s ordinary shares, par value US$0.001 per share (the “Shares”), whose names are on the register of members of the Company at the close of business on December 1, 2021 (the “Record Date”) are cordially invited to attend the meeting in person as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. You may obtain directions to the meeting by calling +86 (10) 53605158.

As of the Record Date, the Company had issued and outstanding 13,169,730 Shares entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. A quorum consists of the presence in person or by proxy of holders entitled to exercise at least one-third of the voting rights of the Shares. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors. Likewise, the affirmative vote of a majority of the votes cast in person or by Proxy at the Annual Meeting and entitled to vote on the ratification of the Company’s independent registered accounting firm is required for such ratification.

If the enclosed proxy is properly executed and returned, the Shares represented thereby will be voted in accordance with the directions therein and otherwise in accordance with the judgment of the persons designated as proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card). Any proxy card on which no instruction is specified will be voted for the election of the nominees set forth under the caption “Election of Directors” and for the ratification of the Company’s independent registered accounting firm.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by 12:59 p.m. Beijing Time on December 29, 2021 to ensure that it is counted.

Proposal I

Election of Directors

The Board has nominated the current four directors for re-election as directors to serve until the next general meeting called for the election of directors or until their successors are duly elected and become qualified or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the four persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following table and subsequent narrative set forth the names, ages and director start dates of the four nominees for re-election as directors, their respective principal occupations and brief employment history, including the names of other publicly-held companies of which they served or have served as a director.

Name	Age	Position/Title
Zhe Ji	42	Chairman of the Board
Jun Wang	41	Independent Director
Qingbin Meng	41	Independent Director
Zhi Su	43	Independent Director

Mr. Zhe Ji, our founder, has served as our Chairman of the Board of Directors and Chief Executive Officer since our inception in 2013. Prior to founding our company, Mr. Ji served as a senior broker at Credit Ease Wealth, another third-party wealth management company in China, from 2011 to 2013. Previously, he served as a member of China Bohai Bank from 2008 to 2011, Hang Seng Bank from 2006 to 2008, ABN AMRO Bank N.V from 2002 to 2005. Mr. Ji received a bachelor’s degree in commodity science from Beijing University of Technology in 2002.

Mr. Jun Wang has served as a member of our Board of Directors since January 2019. Mr. Wang has been serving as a lecturer at the School of Economics and Management since 2011 and Deputy Dean of the Department of Finance in the School of Economics and Management since 2017 at China Agricultural University. He has also been serving as a director of Zhongxin Construction Investment Fund Management Co., Ltd. since December 2018. In addition, he has been serving as the Deputy Director and Secretary General of China Futures and Financial Derivatives Research Center since 2012, and the Deputy Director of the MBA Education Center since 2013. Mr. Wang received a bachelor’s degree in Public Service Management from Harbin Normal University, a master’s degree in International Trade from China Agricultural University and a doctorate degree in Agricultural Economic Management from China Agricultural University.

Mr. Qingbin Meng has served as a member of our board of directors since 2017. Since June 2013, he has served as an Associate Professor in the School of Business of Renmin University of China. He has also worked as a senior economist at Yinhe Future Co. Ltd. since 2013 and at Mowei Asset Management Co. Ltd. since 2015 and as a senior investment adviser at Wanda Futures Co. Ltd. since 2016. Mr. Meng graduated from Tianjin University and Nankai University. He obtained a bachelor’s degree in mathematics in 2003, a master’s degree in mathematics in 2006, and a PhD degree in finance in 2009.

Mr. Zhi Su has served as a member of our board of directors since 2018. Since June 2009, he has served as lecturer in the School of Statistics Central University of Finance and Economics, and was promoted to the director of Financial Technology in July 2017. Mr. Su obtained a bachelor’s degree and a PhD degree from Jilin University in 2001 and 2006, respectively. He obtained a EMBA degree from the University of Texas and a postdoctoral degree in finance from Tsinghua University in 2009.

Our directors will not be subject to a set term of office and will hold office until the next general meeting called for the election of directors and until their successors are duly elected and become qualified or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Proposal II

Ratification of Independent Auditors

Our Board and our audit committee recommend that shareholders ratify the appointment of Friedman LLP as our company’s independent registered accounting firm for the year ending June 30, 2022. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the proposal will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP AS OUR INDEPENDENT REGISTERED ACCOUNTING FIRM.

BOARD OF DIRECTORS AND BOARD COMMITTEES

Our Board currently consists of four directors, including three independent directors. We have established an audit committee, a compensation committee and a nominating and governance committee. Each of the committees of the Board shall have the composition and responsibilities described below.

Terms of Directors

Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successors are duly elected and become qualified or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

•        convening shareholders’ annual and extraordinary general meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may, in certain limited exceptional circumstances, have the right to seek damages in our name if a duty owed by the directors is breached.

Board Leadership Structure and Role in Risk Oversight

The Board does not have a lead independent director. Zhe Ji is our Chairman of the Board.

Committees of the Board

Audit Committee

Zhi Su, Jun Wang and Qingbin Meng are the members of our audit committee, where Zhi Su serves as the chairman. Zhi Su, Jun Wang and Qingbin Meng satisfy the independence standards promulgated by the United States Securities and Exchange Commission (“SEC”) and by Nasdaq as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the audit committee. In accordance with our Audit Committee’s Charter, our audit committee shall perform several functions, including:

•        evaluates the independence and performance of, and assesses the qualifications of, our independent auditors, and engages such independent auditors;

•        approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditors;

•        monitors the independence of the independent auditors and the rotation of partners of the independent auditors on our engagement team as required by law;

•        reviews the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

•        reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•        provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Zhi Su possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Zhi Su, Jun Wang and Qingbin Meng are the members of our compensation committee and Jun Wang serves as the chairman. All members of our compensation committee will be qualified as independent under the current definition promulgated by Nasdaq. We have adopted a charter for the compensation committee. In accordance with the Compensation Committee’s Charter, the compensation committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Zhi Su, Jun Wang and Qingbin Meng are the members of our nominating and governance committee where Qingbin Meng serves as the chairman. All members of our nominating and governance committee will be qualified as independent under the current definition promulgated by Nasdaq. The Board has adopted and approved a charter for the nominating and governance committee. In accordance with the Nominating and Governance Committee’s Charter, the nominating and governance committee shall be responsible to identity and propose new potential director nominees to the Board for consideration and review our corporate governance policies.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card). Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph.

COMMUNICATIONS WITH THE BOARD

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board: Puhui Wealth Investment Management Co., Ltd., Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower, No.1 Chang An Street, Dong Cheng District, Beijing, People’s Republic of China, 100006. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,
December 8, 2021	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

ANNUAL MEETING OF SHAREHOLDERS OF

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

December 30, 2021

NOTICE OF INTERNET AVAILABLITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

www.proxyvote.com

Please sign, date and mail your proxy card in the envelope provided promptly.